FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Danicopan Phase III trial met primary endpoint

16 September 2022 07:10 BST

Danicopan (ALXN2040) add-on to Ultomiris or Soliris met primary endpoint in ALPHA Phase III trial for patients with paroxysmal nocturnal haemoglobinuria who experience clinically significant extravascular haemolysis

Interim results demonstrate statistically significant improvement compared to placebo in haemoglobin levels from baseline to week 12

A prespecified interim analysis of the ALPHA Phase III trial evaluating danicopan (ALXN2040), an investigational, oral factor D inhibitor, as an add-on to C5 inhibitor therapy Ultomiris (ravulizumab) or Soliris (eculizumab) showed positive high-level results in patients with paroxysmal nocturnal haemoglobinuria (PNH) who experience clinically significant extravascular haemolysis (EVH).

The trial met its primary endpoint of change in haemoglobin from baseline at 12 weeks and key secondary endpoints, including transfusion avoidance and change in Functional Assessment of Chronic Illness Therapy (FACIT) Fatigue score. Danicopan plus Ultomiris or Soliris demonstrated superiority compared to placebo plus Ultomiris or Soliris for this specific patient population, with statistically significant and clinically meaningful improvements in haemoglobin levels, transfusion avoidance and FACIT Fatigue scores from baseline.

PNH is a rare and severe blood disorder characterised by the destruction of red blood cells, known as intravascular haemolysis (IVH), and white blood cell and platelet activation that can cause thrombosis (blood clots) and result in organ damage and potentially premature death.1-3

Marc Dunoyer, Chief Executive Officer, Alexion, said: "Alexion has relentlessly innovated for the PNH community, pioneering with Soliris, the first treatment for PNH, and establishing Ultomiris as a standard of care. We are proud of our continued innovation to advance new ways of targeting the complement cascade to help address the needs of patients living with this debilitating disease. These are the first positive Phase III results for an oral factor D inhibitor and demonstrate the potential for danicopan add-on therapy to improve signs and symptoms and reduce the need for transfusions for the limited proportion of people living with PNH who experience clinically significant EVH."

Professor Jong-Wook Lee, MD, PhD, Department of Haematology at Seoul St. Mary's Hospital of The Catholic University of Korea, and investigator in the ALPHA trial, said: "C5 inhibitors are a proven treatment option for patients living with PNH, yet a small percentage may continue to experience anaemia and burden of transfusion due to clinically significant EVH, however it is not life-threatening. These data show that danicopan has the potential to resolve clinically significant EVH while allowing patients to remain on standard of care treatment with Ultomiris or Soliris."

Danicopan was generally well tolerated and there were no clinically meaningful differences in safety results observed between the danicopan plus C5 inhibitor group and control group.

Alexion, AstraZeneca Rare Disease, will present these data at a forthcoming medical meeting and intends to proceed with regulatory submissions in the coming months.

Notes

PNH
PNH is a rare, chronic, progressive and potentially life-threatening blood disorder. It is characterised by red blood cell destruction within blood vessels (also known as intravascular haemolysis) and white blood cell and platelet activation, which can result in thrombosis (blood clots).1-3

PNH is caused by an acquired genetic mutation that may happen any time after birth and results in the production of abnormal blood cells that are missing important protective blood cell surface proteins. These missing proteins enable the complement system, which is part of the immune system and is essential to the body's defence against infection, to 'attack' and destroy or activate these abnormal blood cells.1 Living with PNH can be debilitating, and signs and symptoms may include blood clots, abdominal pain, difficulty swallowing, erectile dysfunction, shortness of breath, excessive fatigue, anaemia and dark-coloured urine.1, 4, 5

Clinically Significant EVH
EVH, the removal of red blood cells outside of the blood vessels, can sometimes occur in PNH patients who are treated with C5 inhibitors. Since C5 inhibition enables PNH red blood cells to survive and circulate, EVH may occur when these now surviving PNH red blood cells are marked by proteins in the complement system for removal by the spleen and liver.1,3, 6 PNH patients with EVH may continue to experience anaemia, which can have various causes, and may require blood transfusions.6 A small subset of people living with PNH who are treated with a C5 inhibitor experience clinically significant EVH, which can result in continued symptoms of anaemia and require blood transfusions.

ALPHA
ALPHA is a pivotal, global Phase III trial designed to evaluate the efficacy of danicopan as an add-on to C5 inhibitor therapy Ultomiris (ravulizumab) or Soliris (eculizumab) in patients with PNH who experience clinically significant EVH. In the double-blind, placebo controlled, multiple-dose trial, patients were enrolled and randomised to receive danicopan or placebo (2:1) in addition to their ongoing C5 inhibitor therapy for 12 weeks. Prespecified interim analysis for efficacy was planned once 75 percent (N~63) of participants completed 12 weeks of treatment period 1. At 12 weeks, patients on placebo plus C5 inhibitor are switched to danicopan plus a C5 inhibitor and patients on danicopan plus a C5 inhibitor remain on treatment for an additional 12 weeks.

Patients who complete both treatment periods (24 weeks) have the option to participate in a long-term extension period and continue to receive danicopan in addition to C5 inhibitor therapy.

Danicopan (ALXN2040)
Danicopan is an investigational oral medicine in development as an add-on to C5 inhibitor therapy Ultomiris (ravulizumab) or Soliris (eculizumab) for patients with PNH who experience clinically significant EVH. It is designed to selectively inhibit factor D, a complement system protein that plays a key role in the amplification of the complement system response. Danicopan has been granted Breakthrough Therapy designation by the US Food and Drug Administration and PRIority MEdicines (PRIME) status by the European Medicines Agency. Danicopan has also been granted Orphan Drug Designation in the US and orphan designation in the EU for the treatment of PNH. Alexion is also evaluating danicopan as a potential monotherapy for geographic atrophy in a Phase II clinical trial.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Brodsky RA. Paroxysmal nocturnal hemoglobinuria. Blood. 2014;124(18):2804-2811.
2.   Griffin M, Hillmen P, Munir T, et al. Significant hemolysis is not required for thrombosis in paroxysmal nocturnal hemoglobinuria. Haematologica. 2019;104(3):e94-e96.
3.   Hillmen P., et al. The Complement Inhibitor Eculizumab in Paroxysmal Nocturnal Hemoglobinuria. N Engl J Med. 2006;355(12):1233-43.
4.   Hillmen, P., et al. Effect of the complement inhibitor eculizumab on thromboembolism on patients with paroxysmal nocturnal hemoglobinuria. Blood. 2007;110(12):4123-4128.
5.   Kulasekararaj, A. G., et al. Ravulizumab (ALXN1210) vs eculizumab in C5-inhibitor-experienced adult patients with PNH: the 302 study. Blood. 2019;133(6):540-549.
6.   Brodsky RA. A complementary new drug for PNH. Blood. 2020;135(12):884-885.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 September 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary